UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)



                                   JOULE INC.
                  ---------------------------------------------
                                (Name of Issuer)



                                  COMMON STOCK,
                            PAR VALUE $0.01 PER SHARE
                  ---------------------------------------------
                           (Title Class of Securities)



                                    481109106
                  ---------------------------------------------
                                 (CUSIP Number)



                                JOHN DENNE, ESQ.
                              WINSTON & STRAWN LLP
                                 200 PARK AVENUE
                               NEW YORK, NY 10166
                            TEL. NO.: (212) 294-6700
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 AUGUST 20, 2003
                  ---------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check
the following box                                                       [X]


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. of 481109106               13D                     Page 3 of 16 Pages
--------------------------------------------------------------------------------
     1.     Name of Reporting Person

                Emanuel N. Logothetis

            SSN or IRS Identification No. of above person

                Not Applicable
--------------------------------------------------------------------------------
     2.     Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) [X]

            (b) [ ]
--------------------------------------------------------------------------------
     3.     SEC Use Only
--------------------------------------------------------------------------------
     4.     Source of Funds
            BK and 00
--------------------------------------------------------------------------------
     5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
               [ ]
--------------------------------------------------------------------------------
     6.     Citizenship or Place of Organization
               United States of America

--------------------------------------------------------------------------------

Number of                  7.    Sole Voting Power - 807,100 (1)
Shares
Beneficially               8.    Shared Voting Power - 0
Owned by Each
Reporting Person           9.    Sole Dispositive Power - 807,100 (1)
With
                           10.   Shared Dispositive Power - 0

--------------------------------------------------------------------------------
     11.    Aggregate Amount Beneficially Owned by Each Reporting Person
               807,100 (1)
--------------------------------------------------------------------------------
     12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
               [X]
--------------------------------------------------------------------------------
     13.    Percent of Class Represented by Amount in Row (11)
               21.9%
--------------------------------------------------------------------------------
     14.    Type of Reporting Person (See Instructions)
               IN
--------------------------------------------------------------------------------
     (1) Excludes 360,622 shares of common stock beneficially owned solely by Helen Logothetis as to which shares he disclaims beneficial ownership.

--------------------------------------------------------------------------------
CUSIP No. of 481109106               13D                     Page 4 of 16 Pages
--------------------------------------------------------------------------------
     1.     Name of Reporting Person

                Helen Logothetis

            SSN or IRS Identification No. of above person

                Not Applicable
--------------------------------------------------------------------------------
     2.     Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) [X]

            (b) [ ]
--------------------------------------------------------------------------------
     3.     SEC Use Only
--------------------------------------------------------------------------------
     4.     Source of Funds
            BK and 00
--------------------------------------------------------------------------------
     5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
               [ ]
--------------------------------------------------------------------------------
     6.     Citizenship or Place of Organization
               United States of America

--------------------------------------------------------------------------------

Number of                  7.    Sole Voting Power - 360,622 (1)
Shares
Beneficially               8.    Shared Voting Power - 0
Owned by Each
Reporting Person           9.    Sole Dispositive Power - 360,622 (1)
With
                           10.   Shared Dispositive Power - 0

--------------------------------------------------------------------------------
     11.    Aggregate Amount Beneficially Owned by Each Reporting Person
               360,622 (1)
--------------------------------------------------------------------------------
     12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
               [X]
--------------------------------------------------------------------------------
     13.    Percent of Class Represented by Amount in Row (11)
               4.0%
--------------------------------------------------------------------------------
     14.    Type of Reporting Person (See Instructions)
               IN
--------------------------------------------------------------------------------
     (1) Excludes 807,100 shares of common stock beneficially owned solely by Emanuel N. Logothetis as to which shares she disclaims beneficial ownership.

--------------------------------------------------------------------------------
CUSIP No. of 481109106               13D                     Page 5 of 16 Pages
--------------------------------------------------------------------------------
     1.     Name of Reporting Person

                Nick M. Logothetis

            SSN or IRS Identification No. of above person

                Not Applicable
--------------------------------------------------------------------------------
     2.     Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) [X]

            (b) [ ]
--------------------------------------------------------------------------------
     3.     SEC Use Only
--------------------------------------------------------------------------------
     4.     Source of Funds
            BK and 00
--------------------------------------------------------------------------------
     5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
               [ ]
--------------------------------------------------------------------------------
     6.     Citizenship or Place of Organization
               United States of America

--------------------------------------------------------------------------------

Number of                  7.    Sole Voting Power - 476,722
Shares
Beneficially               8.    Shared Voting Power - 0
Owned by Each
Reporting Person           9.    Sole Dispositive Power - 476,722
With
                           10.   Shared Dispositive Power - 0

--------------------------------------------------------------------------------
     11.    Aggregate Amount Beneficially Owned by Each Reporting Person
               476,722
--------------------------------------------------------------------------------
     12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
               [ ]
--------------------------------------------------------------------------------
     13.    Percent of Class Represented by Amount in Row (11)
               12.9%
--------------------------------------------------------------------------------
     14.    Type of Reporting Person (See Instructions)
               IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. of 481109106               13D                     Page 6 of 16 Pages
--------------------------------------------------------------------------------
     1.     Name of Reporting Person

                Steven Logothetis

            SSN or IRS Identification No. of above person

                Not Applicable
--------------------------------------------------------------------------------
     2.     Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) [X]

            (b) [ ]
--------------------------------------------------------------------------------
     3.     SEC Use Only
--------------------------------------------------------------------------------
     4.     Source of Funds
            BK and 00
--------------------------------------------------------------------------------
     5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
               [ ]
--------------------------------------------------------------------------------
     6.     Citizenship or Place of Organization
               United States of America

--------------------------------------------------------------------------------

Number of                  7.    Sole Voting Power - 476,622
Shares
Beneficially               8.    Shared Voting Power - 0
Owned by Each
Reporting Person           9.    Sole Dispositive Power - 476,622
With
                           10.   Shared Dispositive Power - 0

--------------------------------------------------------------------------------
     11.    Aggregate Amount Beneficially Owned by Each Reporting Person
               476,622
--------------------------------------------------------------------------------
     12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
               [ ]
--------------------------------------------------------------------------------
     13.    Percent of Class Represented by Amount in Row (11)
               12.9%
--------------------------------------------------------------------------------
     14.    Type of Reporting Person (See Instructions)
               IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. of 481109106               13D                     Page 7 of 16 Pages
--------------------------------------------------------------------------------
     1.     Name of Reporting Person

                Julie Logothetis

            SSN or IRS Identification No. of above person

                Not Applicable
--------------------------------------------------------------------------------
     2.     Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) [X]

            (b) [ ]
--------------------------------------------------------------------------------
     3.     SEC Use Only
--------------------------------------------------------------------------------
     4.     Source of Funds
            BK and 00
--------------------------------------------------------------------------------
     5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
               [ ]
--------------------------------------------------------------------------------
     6.     Citizenship or Place of Organization
               United States of America

--------------------------------------------------------------------------------

Number of                  7.    Sole Voting Power - 493,348
Shares
Beneficially               8.    Shared Voting Power - 0
Owned by Each
Reporting Person           9.    Sole Dispositive Power - 493,348
With
                           10.   Shared Dispositive Power - 0

--------------------------------------------------------------------------------
     11.    Aggregate Amount Beneficially Owned by Each Reporting Person
               493,348
--------------------------------------------------------------------------------
     12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
               [ ]
--------------------------------------------------------------------------------
     13.    Percent of Class Represented by Amount in Row (11)
               13.4%
--------------------------------------------------------------------------------
     14.    Type of Reporting Person (See Instructions)
               IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. of 481109106               13D                     Page 8 of 16 Pages
--------------------------------------------------------------------------------
     1.     Name of Reporting Person

                John G. Wellman, Jr.

            SSN or IRS Identification No. of above person

                Not Applicable
--------------------------------------------------------------------------------
     2.     Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) [X]

            (b) [ ]
--------------------------------------------------------------------------------
     3.     SEC Use Only
--------------------------------------------------------------------------------
     4.     Source of Funds
            BK and 00
--------------------------------------------------------------------------------
     5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
               [ ]
--------------------------------------------------------------------------------
     6.     Citizenship or Place of Organization
               United States of America

--------------------------------------------------------------------------------

Number of                  7.    Sole Voting Power - 152,075
Shares
Beneficially               8.    Shared Voting Power - 0
Owned by Each
Reporting Person           9.    Sole Dispositive Power - 152,075
With
                           10.   Shared Dispositive Power - 0

--------------------------------------------------------------------------------
     11.    Aggregate Amount Beneficially Owned by Each Reporting Person
               152,075
--------------------------------------------------------------------------------
     12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
               [ ]
--------------------------------------------------------------------------------
     13.    Percent of Class Represented by Amount in Row (11)
               4.0%
--------------------------------------------------------------------------------
     14.    Type of Reporting Person (See Instructions)
               IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. of 481109106               13D                     Page 9 of 16 Pages
--------------------------------------------------------------------------------


ITEM 1.  SECURITY AND ISSUER
         -------------------

         Title of Class of Securities

               Common Stock

         Name and Address of Issuer

               Joule Inc.
               1245 U.S. Route 1 South
               Edison, New Jersey 08837


ITEM 2.  IDENTITY AND BACKGROUND.
         -----------------------

         This statement of beneficial ownership on Schedule 13D is being filed jointly by Emanuel N. Logothetis, Helen Logothetis, Nick M. Logothetis, Steven Logothetis, Julie Logothetis and John G. Wellman, Jr. (collectively, the "Reporting Persons" and each, a "Reporting Person") pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission under Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act with respect to the transaction described in Item 4 of this statement. This statement of beneficial ownership constitutes the initial filing on Schedule 13D of Emanuel N. Logothetis, Helen Logothetis, Nick M. Logothetis, Steven Logothetis, Julie Logothetis and John G. Wellman, Jr. Emanuel N. Logothetis and Helen Logothetis are husband and wife and are the parents of Nick M. Logothetis, Steven Logothetis and Julie Logothetis. Except as expressly otherwise set forth in this statement, each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by any other Reporting Person or any other person. The agreement between the Reporting Persons relating to the joint filing of this statement is attached hereto as Exhibit A.

         Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

         o Emanuel N. Logothetis, a United States citizen, serves as Chairman of the Board and Chief Executive Officer of Joule Inc. The business address for Mr. Logothetis is c/o Joule Inc., 1245 U.S. Route 1 South, Edison, New Jersey 08837.

         o Helen Logothetis is a United States citizen. The business address for Mrs. Logothetis is c/o Joule Inc., 1245 U.S. Route 1 South, Edison, New Jersey 08837.

         o Nick M. Logothetis, a United States citizen, is President of Chartwell Consulting Group. The business address for Mr. Logothetis is 89 Headquarters Plaza, Morristown, New Jersey 07960.

         o Steven Logothetis, a United States citizen, is Managing Director of Hemp Basics LLC. The business address for Mr. Logothetis is 16 Dubois Road, Warren, New Jersey 07059.

         o Julie Logothetis, a United States citizen, is President of Kahle Europea USA, Inc. The business address for Ms. Logothetis is 25 DeForest Avenue, Summit, New Jersey 07901.

--------------------------------------------------------------------------------
CUSIP No. of 481109106               13D                     Page 10 of 16 Pages
--------------------------------------------------------------------------------


         o John G. Wellman, Jr., a United States citizen, serves as President and Chief Operating Officer of Joule Inc. The business address for Mr. Wellman is c/o Joule Inc., 1245 U.S. Route 1 South, Edison, New Jersey 08837.

         None of the Reporting Persons have been, during the past five years,
(i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that had the result of such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         -------------------------------------------------

         It is anticipated that funding for the proposed transaction described in Item 4 will be obtained through bank financing currently being negotiated by the Reporting Persons that, together with other funds available to the Reporting Persons, will be sufficient to consummate any such transaction.

ITEM 4.  PURPOSE OF TRANSACTION.
         ----------------------

         On August 20, 2003, Emanuel N. Logothetis, on behalf of the Reporting Persons, submitted a non-binding proposal for a going private transaction to the Board of Directors of Joule Inc. Pursuant to the proposal, the Reporting Persons will acquire all of the outstanding shares of Common Stock of Joule Inc. not currently owned by them for a price per share of $1.35 payable in cash. The Reporting Persons are the holders of approximately 72% of the Joule Common Stock. Emanuel N. Logothetis is Chairman of the Board and Chief Executive Officer, John G. Wellman, Jr. is President and Chief Operating Officer and Nick
M. Logothetis and Steven Logothetis are directors of Joule Inc. In the event of consummation of the proposed transaction, the Joule Common Stock would be delisted from the American Stock Exchange and would be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

         Joule Inc. has announced the formation of a Special Committee of its board of directors to consider the proposed transaction, and also the Special Committee's intention to engage an independent financial advisor and legal counsel for purposes of evaluating the proposal on behalf of the public stockholders.

         Except as indicated above, none of the Reporting Persons have any plans or proposals that relate to or would result in any other action specified in clauses (a) through (j) of Item 4 on Schedule 13D.

--------------------------------------------------------------------------------
CUSIP No. of 481109106               13D                     Page 11 of 16 Pages
--------------------------------------------------------------------------------


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

         (a), (b) The following table sets forth the beneficial ownership of shares of common stock of Joule Inc. for each person named in Item 2.

-------------------------------------------------------------------------------------------------------------------
                                      Amount                      Sole         Shared         Sole         Shared
                                   Beneficially   Percentage     Voting        Voting     Dispositive   Dispositive
       Name of Reporting Person:      Owned        of Class      Power         Power         Power         Power
-------------------------------------------------------------------------------------------------------------------
EMANUEL N. LOGOTHETIS (1)            807,100        21.9%        807,100        -0-         807,100         -0-
-------------------------------------------------------------------------------------------------------------------
HELEN LOGOTHETIS (2)                 360,622         9.8%        360,622        -0-         360,622         -0-
-------------------------------------------------------------------------------------------------------------------
NICK M. LOGOTHETIS                   476,722        12.9%        476,722        -0-         476,722         -0-
-------------------------------------------------------------------------------------------------------------------
STEVEN LOGOTHETIS                    476,622        12.9%        476,622        -0-         476,622         -0-
-------------------------------------------------------------------------------------------------------------------
JULIE LOGOTHETIS                     493,348        13.4%        493,348        -0-         493,348         -0-
-------------------------------------------------------------------------------------------------------------------
JOHN G. WELLMAN, JR. (3)             152,075         4.0%        152,075        -0-         152,075         -0-
-------------------------------------------------------------------------------------------------------------------

(1) Excludes 360,622 shares of common stock beneficially owned solely by Helen Logothetis as to which shares he disclaims beneficial ownership.

(2) Excludes 807,100 shares of common stock beneficially owned solely by Emanuel N. Logothetis as to which shares she disclaims beneficial ownership.

(3) Includes 130,000 shares of common stock that may be acquired upon the exercise of employee stock options that are currently exercisable or become exercisable within the next sixty days.

         None of the Reporting Persons has effected any transaction in the Joule Common Stock during the past 60 days.

         See Item 4 above for a description of the event which requires the filing of this statement.

         Each Reporting Person disclaims beneficial ownership of all shares of Common Stock beneficially owned by the other Reporting Persons in accordance with Rule 13d-4 under the Act.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS
         OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
         ---------------------------------------------------------

         To the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of Joule Inc., including but not limited to, transfer of or voting of any of the securities of Joule Inc., joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of Joule Inc.

--------------------------------------------------------------------------------
CUSIP No. of 481109106               13D                     Page 12 of 16 Pages
--------------------------------------------------------------------------------


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         --------------------------------

         Exhibit A:    Joint Filing Agreement dated August 21, 2003, by and
                       between the reporting persons.

         Exhibit B:    Text of Press Release issued by Joule Inc. on August 21,
                       2003.

--------------------------------------------------------------------------------
CUSIP No. of 481109106               13D                     Page 13 of 16 Pages
--------------------------------------------------------------------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2003




                                        /s/ EMANUEL N. LOGOTHETIS
                                        ----------------------------------------
                                        Emanuel N. Logothetis


                                        /s/ HELEN LOGOTHETIS
                                        ----------------------------------------
                                        Helen Logothetis


                                        /s/ NICK M. LOGOTHETIS
                                        ----------------------------------------
                                        Nick M. Logothetis


                                        /s/ STEVEN LOGOTHETIS
                                        ----------------------------------------
                                        Steven Logothetis


                                        /s/ JULIE LOGOTHETIS
                                        ----------------------------------------
                                        Julie Logothetis


                                        /s/ JOHN G. WELLMAN, JR.
                                        ----------------------------------------
                                        John G. Wellman, Jr.

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CUSIP No. of 481109106               13D                     Page 14 of 16 Pages
--------------------------------------------------------------------------------


                                                                       Exhibit A

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, each of the undersigned parties hereby agree to file jointly the statement on Schedule 13D (including any amendments thereto) with respect to the Common Stock, par value $.01 per share, of Joule Inc.

         It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning another party unless such party knows or has reason to believe that such information is inaccurate.

         It is understood and agreed that a copy of this agreement shall be attached as an exhibit to the statement on Schedule 13D, and any amendments thereto, filed on behalf of the parties hereto.



Dated:  August 21, 2003




                                        /s/ EMANUEL N. LOGOTHETIS
                                        ----------------------------------------
                                        Emanuel N. Logothetis


                                        /s/ HELEN LOGOTHETIS
                                        ----------------------------------------
                                        Helen Logothetis


                                        /s/ NICK M. LOGOTHETIS
                                        ----------------------------------------
                                        Nick M. Logothetis


                                        /s/ STEVEN LOGOTHETIS
                                        ----------------------------------------
                                        Steven Logothetis


                                        /s/ JULIE LOGOTHETIS
                                        ----------------------------------------
                                        Julie Logothetis


                                        /s/ JOHN G. WELLMAN, JR.
                                        ----------------------------------------
                                        John G. Wellman, Jr.

--------------------------------------------------------------------------------
CUSIP No. of 481109106               13D                     Page 15 of 16 Pages
--------------------------------------------------------------------------------


                                                                       Exhibit B

                               JOULE INC. RECEIVES
                             GOING PRIVATE PROPOSAL



         Edison, New Jersey (August 21, 2003) - JOULE Inc. (AMEX:JOL) announced that it has received a non-binding proposal for a going private transaction from a purchaser group consisting of Emanuel N. Logothetis, the founder, Chairman of the Board and Chief Executive Officer of JOULE, members of his immediate family and John G. Wellman, Jr., President and Chief Operating Officer of JOULE.

         The proposed transaction would result in the acquisition by a corporation formed by the purchaser group of all of the outstanding shares of JOULE Common Stock not already owned by the members of the purchaser group at a price of $1.35 per share, which represents a premium of four percent over the average closing price of $1.30 on August 14, 2003, the most recent day traded following the announcement of third-quarter financial results, and is equal to the average closing price over the last 30 calendar days. In addition to Emanuel
N. Logothetis, his sons, Nick M. Logothetis and Steven Logothetis, both of whom are directors of JOULE Inc., and his wife, Helen Logothetis, and daughter, Julie Logothetis, are members of the purchaser group. The purchaser group currently owns approximately 72 percent of the issued and outstanding JOULE Common Stock. The result of the proposed transaction would be that stockholders other than the purchaser group will no longer own shares of JOULE Common Stock and there will no longer be a public market for JOULE Common Stock.

--------------------------------------------------------------------------------
CUSIP No. of 481109106               13D                     Page 16 of 16 Pages
--------------------------------------------------------------------------------


         The Board of Directors has formed a Special Committee consisting of the three independent directors to review the proposed transaction. The Special Committee will retain independent legal counsel and an independent financial advisor to assist it in evaluating the proposed transaction on behalf of the public stockholders.

         The proposed transaction is subject to certain conditions, including a financing contingency. The purchaser group is currently negotiating the terms of the financing with a bank. There can be no assurance that the proposed transaction will be consummated.

         This press release is not a substitute for any tender offer statement or other filing that may be made with the Securities and Exchange Commission if the proposed transaction goes forward. If such documents are filed with the SEC, investors are urged to read them because they will contain important information. Any such documents, once filed, will be available, free of charge, at the SEC's website (www.sec.gov) and from JOULE Inc.

         JOULE Inc. is a staffing company providing a variety of technical, commercial and industrial services. Established in 1965, JOULE Inc. operates 17 branch offices, primarily in the greater New Jersey area as well as Alabama, Illinois, Massachusetts and Florida.

         This news release includes forward-looking statements within the meaning of the federal securities laws that are subject to risks and uncertainties, including the inability to satisfy the financing and other conditions to any proposed transaction, general economic conditions and other factors that may be identified in filings made with the SEC by JOULE Inc. or the purchaser group.